[Letterhead of Cooley Godward Kronish LLP]

** FOIA Confidential Treatment Requested
by Veraz Networks, Inc. with respect
to information identified herein
James F. Fulton, Jr.

T: (650) 843-5103
fultonjf@cooley.com

March 1, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 4-6
Washington, D.C. 20549
Attention: Mark P. Shuman
Re: Veraz Networks, Inc. Registration Statement on Form S-1 (File No. 333-138121)
Dear Mr. Shuman:
On behalf of our client, Veraz Networks, Inc. (“Veraz Networks” or the “Company”), we are electronically transmitting a conformed copy of Veraz’s Amendment No. 3 to its registration statement on Form S-1, marked to show changes from the registration statement filed with the Commission on January 22, 2007. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 3.
Amendment No. 3 is being filed in response to your letters dated February 8, 2007 (the “February 8th Letter”) and February 23, 2007 (the “February 23rd Letter” and together with the February 8th Letter, the “Letters”), setting forth the Staff’s comments regarding the registration statement.
The text of the Staff’s comments from the Letters have been included in this letter for your convenience. We have numbered each paragraph of each of the letters as a separate comment, and have addressed the February 8th Letter first followed by our responses to the February 23rd Letter. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the registration statement.
February 8, 2007 Letter
Prospectus Summary
Industry Background
1.	In response to comment 1 of our letter dated January 9, 2007, you inform us that the underwriters have obtained the consent of IDC and Gartner to use the disclosed information in the company’s registration statement. Additionally, you advise us that the
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March 1, 2007
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reports are available at a cost of approximately $4,500 per report. Since the reports are available to the public at costs that exceed a nominal charge, you should file the consents of IDC and Gartner as exhibits to the registration statement, or you may delete the references to IDC and Gartner and adopt the information as the company’s own.

The Company respectfully directs the Staff’s attention to its response to the Staff’s comment as set forth in its letter to the Staff, dated February 16, 2007 (the “February 16, 2007 Response Letter”) and incorporates by reference its response herein. The Company has filed the consents described in the February 16 Response Letter as exhibits to Amendment No. 3.

2.	Refer to comment 3 of our letter dated January 9, 2007, which we reissue in part. Please disclose the range of anticipated costs involved in the remediation of the material weaknesses.

We have modified the disclosure on page 9 in response to the comment.
Management’s Discussion and Analysis
Critical Accounting Policies and Estimates
Stock Based Compensation, page 41
3.	We note in your response to comment 3 of our letter dated January 9. 2007 that you granted additional options on December 11, 2006 and January 17, 2007 with exercise prices of $3.09 and $5.75, respectively. Tell us the factors that support the increase in the fair value of your common stock (approximately 88%) from December 11, 2006 to January 17, 2007. In this regard, you should describe significant intervening events and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock during this time frame. Additionally, tell us why the fair value of your common stock had not changed from August 2006 through December 11, 2006. Please note that the disclosure in your next amendment should be revised to include such information.

The Company respectfully directs the Staff’s attention to its response to the Staff’s comment as set forth in the February 16, 2007 Response Letter and incorporates by reference its response herein. In addition, the Company respectfully directs the Staff’s attention to the Company’s response to the Staff’s comment number 3 in the February 23rd Letter as set forth below.

4.	Please note that we are unable to reach conclusions regarding your responses to comments 26, 27 and 29 of our letter dated November 16, 2006 and comments 3 and 4 of
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March 1, 2007
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our letter dated January 9, 2007, until you file your next amendment with the revised disclosure and estimated initial public offering range. After our review of your amendment with the estimated initial public offering range, additional comments may be forthcoming.

The Company respectfully directs the Staff’s attention to its response to the Staff’s comment as set forth in the February 16, 2007 Response Letter and incorporates by reference its response herein.

5.	Your disclosure on page 45 and elsewhere throughout the document indicate that you adopted SFAS 123(R) using the prospective transition method, Please confirm, if true, that you used The modified prospective method pursuant to paragraph 74 of SFAS 123(R) and revise your disclosure accordingly.

The Company respectfully directs the Staff’s attention to its response to the Staff’s comment as set forth in the February 16, 2007 Response Letter and incorporates by reference its response herein. The disclosure has been revised on page 45 in response to the comment.
Customers, page 64
6.	Refer to comment 6 of our letter dated January 9, 2007. We continue to believe that material dependency upon a customer within the meaning of Item 101(b)(1)(vii) typically exists when sales representing 10 percent or more of the registrant’s consolidated revenues are made to such a customer. In this regard, we note that you have preliminarily determined that sales to Classica and Belgacom will approximate 12% and 12% respectively for the year ended December 31, 2006. If such estimates are correct, it would appear your agreements with these customers should be filed as exhibits pursuant to Item 601(b)(10)(ii)(B). Please revise your registration statement accordingly.

The Company respectfully submits that while we understand the Staff’s position that typically when a customer is responsible for 10% or more of a registrant’s revenue that customer relationship would be deemed material, we do not believe that contractual relationships with either Classica or Belgacom are out of the ordinary course of business, or that our business is substantially dependent on contracts with those customers.

Classica is a company that resells our products to its customers. To date, it has only resold our DCME products. Classica does not place an order with us until it has an order from its customers. The orders it does place are discrete purchase orders. We do not have a continuing contract with them regarding those purchases. While the revenue generated by fulfilling those purchase orders is material to our business, we do not
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March 1, 2007
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believe that those purchase orders are material to our business under Item 601(b)(10)(ii)(B).

Belgacom is also unique. Although Belgacom is an end user, historically Belgacom has purchased our DCME products. Those purchases are made using purchase orders, not under continuing contracts. During 2006, Belgacom also entered into a contract to purchase some of our IP products. While the IP Product contract is more involved than a purchase order, the value of that contract represents substantially less than 10% of our revenue during 2006 and is not expected to exceed 10% of our revenue during any period in the foreseeable future. Accordingly, the Company does not believe that any of the purchase orders or contracts with Belgacom are material to our business under Item 601(b)(10)(ii)(B).
Management
Board Composition, Page 71
7.	You indicate that your board of directors does not meet the independence requirements of the Nasdaq Global Market, but that the current board members will continue to serve pursuant to the “phase-in exemption provided by such rules.” Please revise to clarify whether some of your directors meet the independence requirements you reference, and if so, please identify any such director. Also clarify whether the independence standards of the applicable listing standard apply to any of the board committees you describe. If so, please clarify whether some of the directors serving on these committees meet the applicable independence standards, and if so, identify the directors that do not meet this standard. See Item 11(n) of Form S-1 and Item 407(a) of Regulation S-K and Section IV of SEC Release 33-8732A.

The disclosure has been revised on pages 73-75 in response to the comment.

8.	You indicate that you plan to rely upon the “phase-in exception” to NASDAQ’s independence rules. Provide a concise and understandable description of the exception and the effect that it will have on the company and its shareholders. Also, explain the basis of your conclusion that the exemption will be available. See Instruction 1 to Item 407(a) of Regulation S-K.

The Company respectfully directs the Staff’s attention to its response to the Staff’s comment as set forth in the February 16, 2007 Response Letter and incorporates by reference its response herein.
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Compensation Committee Interlocks and Insider Participation, page 73
9.	In describing the agreement with Persistent, you indicate that it was entered into “on an arms-length basis.” Please clarify whether Mr. Haque was a member of the board of directors when the agreement with Persistent was negotiated. If so, revise to eliminate the statement that the agreement “was entered into on an arms-length basis”. We will not object if Veraz expresses its view that the terms of that agreement are no less favorable to Veraz than the terms of an agreement it might have obtained from an unrelated party, provided that it is accompanied by an explanation of the basis upon which that conclusion is made. Additionally, although we note that the agreement with ECI was negotiated when there was no relationship between the parties, the statement that the “transactions are all on arms-length” basis appears inappropriate as it relates to performance under the agreement while the contracting entities were related parties and not solely to the terms of the agreements at the time of negotiation. Please revise accordingly.

The disclosure has been revised on pages 77-78 in response to the comment.

10.	Revise this section so that the materially complete descriptions of the related party transactions relating to Messrs, Bitan and Haque are provided under the Compensation Committee Interlocks and Insider Participation heading. See paragraph (e)(4) of Item 407 of Regulation S-K.

The disclosure has been revised on pages 75-78 in response to the comment.
Director Compensation, page 74
11.	Please expand footnote 4 to concisely explain the reference to the “prospective transition method” used for valuation of the options granted to Messrs. Haque, Jones and Levensohn. In your response letter, please tell us whether the “early” exercise of Mr. Levenshon’s options to purchase 186,728 shares was effected pursuant to the terms of the option as originally granted. Also, tell us whether the right to repurchase 3,891 of those shares was provided to the filer under the provisions of the option plan or the option agreement as originally granted. If the repurchase rights were a new right obtained in connection with the “early” exercise, please describe the relevant events that led to receipt of this repurchase right.

The disclosure has been revised on page 79 in response to the comment. The Company supplementally advises the Staff that the notice of option grant provided to Mr. Levensohn at the time of the option grant provided for “early exercise” of the option, which was further defined in the Company’s 2001 Equity Incentive Plan. In addition, the
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right to repurchase 3,891 of those shares is consistent with the vesting schedule provided in the option agreement as originally drafted.
Executive Compensation, page 74
12.	You indicate that the compensation program is set at the median levels of comparable public companies. Identify the companies you consider “comparable” in this respect.

The disclosure has been revised on pages 79-80 in response to the comment. The Company’s Compensation Committee utilized data from a Radford Benchmark Survey in the United States and a Radford Benchmark Survey in Israel to determine competitive salary levels.

As indicated in the revised disclosure, the Company considered a group of 25 companies as a comparable group of companies for compensation analysis purposes. In particular, the Radford Benchmark survey generated a peer group of companies that, based on size, revenue and geographic location, compete with the Company for staff. The Company supplementally advises the Staff that the following is the complete list of the 25 companies:

Cantata Technology	Avanex	Novatel Wireless
Carrier Access	Bcgi	Proxim Wireless
Catapult Communications	Bigband Networks	Sierra Wireless America
Endwave	Bookham Technology	Symmetricom
LGC Wireless	Calix	Xicom Technology
Pac-West Telecomm	Emcore	@Road
Sunrise Telecom	Globalstar	Netopia
Applied Signal Technology	Ixia	Terayon Communication Systems
Telephia
13.	We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their cash bonuses. Please tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). In this regard, please disclose how you measure the “financial performance” to which “a substantial portion of the total compensation
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opportunity” is tied. Finally, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.
The Company believes that disclosure of the Company metrics underlying the bonuses would cause the Company competitive harm by helping alert competitors to strategic initiatives of the Company that are not apparent by reviewing our financial results in the aggregate. For example, variable compensation awards that are linked to strategic initiatives concerning product development milestones, new product development plans, and geographic penetration targets regarding revenues, are considered to be particularly sensitive and the disclosure would cause the Company considerable harm.
Additionally, the Company has updated the disclosure on pages 79-83 to reflect the fact that the Company’s compensation committee has awarded bonuses related to 2006 performance.
Further, the Company supplementally informs the Staff that its bonus program was structured while still a private company and that the structure of the program was such that the compensation committee retained significant discretion concerning variable pay awards. For example, while the compensation committee worked with management to establish financial targets it expected management to achieve concerning revenues and operating expenses, the compensation committee retained discretion to alter the amount of awards, if any, regardless of the actual performance. In addition, the compensation committee indicated that at least 25% of any bonus awards would be based on the committee’s determination of each member of management in the area of teamwork and leadership, a nonquantitative measure. The compensation committee believed that meeting or exceeding all of the targets would represent an extraordinary level of achievement.
Finally, please note that the compensation committee has not yet established a 2007 bonus program and is not expected to be in a position to do so until after completion of the proposed offering.
Compensation Discussion and Analysis, page 74
14.	Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide the necessary information required by that Item. In particular, we note that Compensation Discussion and Analysis is limited to a discussion of the components that comprise executive compensation but appears to lack a significant amount of disclosure that is required by Item 402(b). For example, it is not clear how each compensation component and your decisions regarding these elements fit into the registrant’s overall compensation objectives and their impact regarding other elements. See Item
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402(b)(1)(vi). In addition, Item 402(b)(2) sets forth examples of the material information required to be disclosed under Compensation Discussion and Analysis but it is unclear from your discussion what consideration, if any, you have given to the illustrative examples guiding the disclosure concept contained in Item 402(b). Please advise us as to how these topics are addressed in Compensation Discussion and Analysis or otherwise advise as to the reasons the particular topic is not applicable to your executive compensation program.

The disclosure has been revised on pages 79-83 in response to the comment.

15.	Pursuant to Item 402(b)(iv), please provide an explanation for the amount of salary and bonus in proportion to total compensation.

The disclosure has been revised on pages 80-81 in response to the comment.

16.	It does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A Release 33-8732A, which discusses the potential need to discuss the relationship between the timing of equity grants and the release of material non-public information to the public. In this regard, we note that it does not appear as though you have discussed whether or not you in fact have a program, plan, or practice to select option grant dates for executive officers in coordination with the release of material non-public information. In the response letter tell us why you have not discussed a program, plan, or practice concerning the timing of the equity grants with release of non-public information.

While the Company does not currently have any written program, or plan relating to the timing of option granting, the Company intends to grant stock options at regularly scheduled meetings of the Company’s Board of Directors. The disclosure has been revised on page 82 in response to the comment.

17.	With respect to footnote 8 to the summary compensation table, tell us the basis upon which you conclude that sales commissions are not properly reportable in column (d) of the table. Also, in your response letter describe the “benefits required by Israeli law” and the “other customary Israeli benefits” that are referenced in footnotes 8 and 9 to the summary compensation table. Explain the basis for your belief that these benefits have been “identified and quantified” to the extent required by Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K. Explain why the compensation in each such category could not be reported in another column of the summary compensation table. To the extent reporting of these amounts in another column is not possible, expand the footnote to describe each sub-category, and indicate the dollar amount with respect to each appropriate sub-category of benefits.
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The disclosure of the sales commissions has been revised on page 84 in response to the comment. In addition, the disclosure regarding “benefits required by Israeli law” and the “other customary Israeli benefits” has been revised on page 84 in response to the comment. In addition to the updated disclosure of the amounts and descriptions of the various components of the amounts listed under “All other compensation”, we supplementally advise the staff that we do not believe that those items are appropriate for any other category. The amounts paid into the Israeli severance fund and the Israeli retirement fund are statutory in nature, similar to Social Security or FICA in the United States, and not part of any optional compensatory plan or arrangement. The amount for the auto lease is a perquisite with a personal benefit that we believe is also properly categorized.
Certain Relationships and Related Party Transactions, page 92
18.	Please disclose whether your policies and procedures for approving related party transactions are in writing and, if not, how such policies and procedures are evidenced. Please see Item 404(b)(iv) of Regulation S-K.

The Company respectfully directs the Staff’s attention to its response to the Staff’s comment as set forth in the February 16, 2007 Response Letter and incorporates by reference its response herein.
Principal and Selling Stockholders, page 97
19.	We note your response to comment 10 of our letter dated January 9, 2007 that the board of directors of ECI Telecom Ltd. holds voting and dispositive power over the shares it is offering, Please identify the individuals who exercise the voting and/or dispositive powers with respect to these securities. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg, S-K section of 3/99 Supp. to Manual.

The disclosure has been revised on page 106 in response to the comment.
Note 17, Subsequent Events (unaudited)
(d) Series D Preferred Stock Financing, page F-36
20.	We note you issued Series D convertible preferred stock (Series D stock) at $3.27 per share and that each share of Series D stock is convertible into common shares at a conversion rate of $3.27 divided by the product of the public offering price of a common share multiplied by 0.625. Tell us your intended accounting for the issuance of the Series D stock including whether there are any potential contingent beneficial conversion features. Please advise.
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The Company respectfully directs the Staff’s attention to its response to the Staff’s comment as set forth in the February 16, 2007 Response Letter and incorporates by reference its response herein.
In accordance with EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, the Company will as a result of the contingent beneficial conversion feature, upon a Qualified IPO, record a deemed dividend of $1.962 per share of Series D convertible preferred stock that upon such an event will become subject to automatic conversion into shares of common stock. The Company will deduct the dividend from net earnings to arrive at net earnings available to common shareholders in accordance with EITF D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.
In response to comment number 7 in the February 23rd letter, the Company has provided support for the calculation of the deemed dividend.
February 23, 2007 Letter
General
1.	Update your financial statements pursuant to Rule 3-12(g) of Regulation S-X.

The disclosure has been revised to include the Company’s financial statements through December 31, 2006.
Critical Accounting Policies and Estimates
Stock Based Compensation, page 41
2.	As previously requested, please provide us with the following information in chronological order for stock option grants and other equity related transactions for the options issued subsequent to October 11, 2006 through the date of your response:
•	The nature and type of stock option or other equity related transaction;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issuance;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and

•	The amount and timing of expense recognition.
Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
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In response to the Staff’s comment, the Company supplementally provides the following information:
Stock options granted October 1, 2006 through February 25, 2007
During the period October 1, 2006 through February 25, 2007 the Company made the following option grants to purchase shares of the Company’s Common Stock:

			Fair Value of
			Underlying
Date of grant	Number of Options Granted	Exercise Price	Common Stock
10/11/06	855,300	$3.09	$4.25
12/11/06	53,000	$3.09	$5.25
01/17/07	173,000	$5.75	$5.75

	1,081,300

All of the 1,081,300 shares of Common Stock underlying the options granted during the period were either initial grants to new hires or retention grants to existing non-officer employees. Options to purchase 588,794 shares of Common Stock were Incentive Stock Options (ISO) and 492,506 were Non-Qualified (NQ) options.
Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R using the prospective transition method. In accordance with SFAS No. 123R unamortized compensation expense on stock option grants after January 1, 2006 is not included in deferred stock-based compensation. The balance in deferred stock-based compensation as of December 31, 2006 of $690,000 is comprised of employee stock option grants prior to December 31, 2005, subject to vesting. In 2006, the Company amortized $324,000 of deferred stock-based compensation. The total unamortized deferred stock-based compensation is expected to be amortized as follows: $324,000 in 2007, $324,000 in 2008, and $42,000 in 2009.
For the year ended December 31, 2006, the total compensation cost related to stock-based awards granted under SFAS No. 123R was approximately $5,982,000. This cost will be amortized on a straight-line basis over a period of approximately four years. In 2006, the Company recognized compensation cost related to stock-based awards granted under SFAS No. 123R of approximately $633,000.
Attached as Exhibit A is a detailed list of options granted during the period October 1, 2006 through February 25, 2007.
Warrant issued December 7, 2006
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In connection with a loan obtained on December 7, 2006 the Company sold a warrant to purchase 100,000 shares of Series C convertible preferred stock at an exercise price of $0.858 per share to the lender for total cash proceeds of $223,000. The warrant vested immediately and was exercisable through December 31, 2006. The Company estimated the fair value of the warrant to be $439,000 by using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.9%; expected volatility of 42%, dividend yield of 0%; the contractual term of approximately one month; and an estimated fair value per share of $5.25. On December 8, 2006, the warrant was exercised in full for total cash proceeds of approximately $86,000. The proceeds from the warrant and loan were combined and allocated first to the warrant based on its fair value with the remainder of the proceeds to the loan. As a result, the loan has been “discounted” from its face amount for accounting purposes and such discount will be amortized to interest expense over the term of the loan using the interest method.

Series D convertible preferred stock financing December 19, 2006 and January 11, 2007

On December 19, 2006, the Company raised $6.5 million in cash proceeds from the issuance of 1,993,195 shares of Series D convertible preferred stock at $3.27 per share to existing shareholders. On January 11, 2007, the Company completed the second closing of its Series D convertible preferred stock financing whereby it raised $3.4 million in cash proceeds from the issuance of 1,054,710 shares of Series D convertible preferred stock at $3.27 per share to existing eligible shareholders.

The Company has a call option to raise an additional $5 million from the issuance and sale of shares of its Series D convertible preferred stock (the Call Securities). This option will expire on the earlier to occur of (i) the closing of a firmly underwritten public offering of the Company’s Common Stock in which the pre-offering valuation of the Company is at least $90 million (a Qualified IPO), (ii) a change in control, or (iii) one year from the date of the first closing.

As discussed in more detail in the Company’s response to comment number 7 to the Staff’s letter, at a Qualified IPO the Series D convertible preferred stock will become subject to automatic conversion. At such an event, the holders of Series D convertible preferred stock will receive a deemed dividend attributable to the contingent beneficial conversion feature of $1.962 per share. An automatic conversion of the 3,047,905 shares of Series D convertible preferred stock outstanding as of February 25, 2007 would result in a deemed dividend in the aggregate amount of approximately $6.0 million.

3.	Please refer to comment 3 of our letter dated February 8, 2007. We have reviewed your response and note your rationale for assessing the estimated value of your common stock from October 2006 through December 31, 2006. While we note your consideration for certain events or transactions in determining the value of your common stock at each option grant date between October 2006 and December 2006, it remains unclear what
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specific methods you used to value your common stock at each grant date. In this regard, it is unclear how you considered the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”) in determining the fair value of your common stock at each grant date. For example, tell us what specific methods noted in the Practice Aid you used in valuing your common stock at each grant date including any changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock during this time frame.
The Company previously disclosed to the Staff in the February 16, 2007 Response Letter, that the Company had reassessed the estimated fair value of the Company’s Common Stock (“Common Stock”) as of October 11 and December 11, 2006 from $3.09 to $4.25 and $5.25, respectively.
Based on further discussions with the Staff and in addition to the information provided in the February Response Letter, and our January 26, 2007 letter (“Supplemental Letter”) and in response February 23rd Letter, the Company supplementally advises the Staff of the specific quantitative analyses the Company undertook to reach its conclusions regarding the reassessed estimated fair value of the Common Stock.
1. Reassessing the Estimated Fair Value as of October 11, 2006
For the reassessed estimated fair value of the Company’s Common Stock as of October 11, 2006, the Company applied three separate quantitative methodologies it believes are consistent with the American Institute of Certified Public Accountant’s “Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Guide”). Using these methodologies the Company reached its conclusion that the fair value of $4.25 per share of Common Stock was well-supported by objective analysis. In the process of reassessing the estimated fair value of the Common Stock as of October 11, 2006, the Company calculated the fair value based on the following:
First, the Company utilized the August 15, 2006 independent valuation (“August Valuation”) provided by Valuation Research Corporation (“VRC”). The Company updated portions of the model from the August Valuation to reflect changes in the public markets and changes in the Company’s business and prospects between August 15, 2006 and October 11, 2006.
Second, the Company reviewed the preliminary price estimate the Company received from its underwriters on January 17, 2007 (“January 2007 Preliminary Estimate”) and
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applied a probability weighted expected return method (“PWER Method”) to that estimate.

Third, the Company treated the August Valuation as establishing a market value for the Common Stock as of August 15, 2006 and applied changes in the price to earnings multiples for comparable public companies that occurred during the period from August 15 to October 11, 2006.

Detailed descriptions of the Company’s analysis of each of the three methods are described below.

After reviewing the results of each of the three methodologies described above (as well as considering the continued growth of our IP business and other less quantitative factors previously described to the Staff in the Supplemental Letter and the February 23rd Letter), the Company determined that a value of $4.25 per share of Common Stock was appropriate as of October 11, 2006.

A. Method 1: Updating the August Valuation to October 11, 2006

The Company utilized the August Valuation as a basis for reassessing the estimated fair value of the Common Stock as of October 11, 2006. Accordingly, the Company reviewed the August Valuation and made certain changes in assumptions to reflect the significant developments and changes in the Company’s business and prospects, as well as changes in the public markets. Specifically, the Company undertook the following analysis:

•	Discount for Lack of Marketability. As the Company previously disclosed to the Staff in the Supplemental Letter and as set forth on page F-17 of the Company’s financial statements, VRC analyzed the discount for lack of marketability in the August Valuation by considering restricted stock and pre-IPO studies (“DLOM Studies”) and considering the use of the put-option method (“Put Option Method”) under which the fair value of a restricted share of stock is estimated as the fair value of a similar unrestricted share less the fair value of an at-the-money put option on those shares. The DLOM Studies and the Put Option Method indicated a range for a discount for lack of marketability of 8% to 23% for the August Valuation. In the August Valuation, VRC determined that 15%, or the mid-point in range was appropriate. In reassessing the estimated fair value of the Company’s Common Stock as of October 11, 2006, the Company determined that the imminent filing of the Company’s Registration Statement on Form S-1 with the SEC (“Initial S-1 Filing”) which occurred on October 20, 2006, should effectively reduce the discount for lack of
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Page Fifteen
marketability to the lower end of the range established by the DLOM Studies and Put Option Method. Accordingly, the Company determined that 8% was an appropriate discount for lack of marketability.

•	IPO Scenario v. Sale/Merger Scenario. The August Valuation had weighted the probability that the Company would complete an IPO at 65% and the probability of a sale/merger event at 35%. The Company determined that in light of 1) the imminent filing of its S-1, 2) [**], and 3) the lack of any substantial acquisitions of private telecom equipment vendors over the recent previous quarters, the Company should change the assumptions surrounding anticipated liquidity events from the VRC August Valuation to 100% IPO and 0% sale/merger event.

•	Discounted Cash Flow Analysis. The Company concluded that the underlying projections and plan for the Company had not materially changed from August to October 2006, and thus no update to this portion of the analysis was warranted.

•	Comparable Acquisition Analysis. There was no comparable acquisition activity from August to October 2006, and thus no update to this portion of the analysis was warranted.

•	Public Company Comparables. The Company considered whether there were any substantial changes to the valuations of the public company comparables employed by VRC (“Original Comparables”). The Company noted that the average increase in price to earnings multiples applied to the Original Comparables during the period from August 15, 2006 to October 11, 2006 was approximately 22%, a substantial market-driven change over a roughly two month period.
     When the Company utilized the VRC model as a basis for computing the October 11, 2006 value and then made the adjustments described above, the Company obtained an estimated fair value of $3.50 — $3.90 per share of Common Stock. The changes to the assumptions from the August Valuation are summarized in the following table:

	August Valuation	Assumptions used
for October 11,
2006 Valuation
Discount for Lack of Marketability	15%	8%
IPO Scenario v. Sale/Merger	65% IPO	100% IPO
Scenario	35% Sale/Merger	0% Sale/Merger
Discounted Cash Flow Analysis	No Changes
Comparable Acquisition Analysis	No Changes
Comparable Public Company	$231.4M - $246.7M	$282.3M - $301.0M
Market Capitalizations		(reflects 22% increase in market capitalizations)
     B. Method 2: Discounting the January 2007 Preliminary Estimate
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 C.F.R. § 200.83 and submitted separately with the Securities and Exchange Commission.

Securities and Exchange Commission
March 1, 2007
Page Sixteen
     As described above, in addition to updating the assumptions in the August Valuation, the Company also reviewed the January 2007 Preliminary Estimate and applied a PWER Method to that January 2007 Preliminary Estimate. The Company determined that the risk-appropriate discount rate to apply to the January 2007 Preliminary Estimate for estimating the fair value of the Common Stock as of October 11, 2006 was 22% based on both a Capital Asset Pricing Model for comparable companies and the expected rates of return for venture-backed companies applied as a discount. These methodologies produced a range for a risk-appropriate six-month discount rate of as summarized in the following table:

Source	Indicated Average Six Month Discount Rate*
Cambridge Associates LLC, U.S. Venture Capital Index® And Selected Benchmark Statistics (September 30, 2006) based on the Equal Weighted Pooled Mean Net to LPs (%) Median over 1994-1998 (latest period in which full distribution to LPs has occurred)	29.4%
Plummer, James L., QED Report on Venture Capital Financial Analysis (Palo Alto: QED Research, Inc., 1987) late stage companies	15.0-20.0%
Weighted Average Cost of Capital for Comparable Companies, assuming marginal tax rate of 35%, interpolated twenty year U.S. Treasury of 4.68% and equity market risk premium of 7.4% (source: Bloomberg and Ibbotson) and a 6.0% cost of debt	8.5%
*The January 2007 Preliminary Estimate was a valuation of the Company as if the Company were public. Because the Company anticipated completing its public offering in late March or early April 2007, it has applied a six month discount factor to reach the appropriate valuations as of October 11, 2006.
Because at the time of the October 11th option grants, the Company had not yet completed its Initial S-1 Filing and the initial public offering was still approximately six months away, the Company concluded that a risk-appropriate discount rate of 22%, slightly above the median indicated by the data described above, was appropriate.
     Additionally, the Company applied a guideline public company method to further validate that the valuation utilized for October 11, 2006 was appropriate and reasonable. Under this approach, the Company observed that there was a 23% average change from October 11, 2006 to January 17, 2007 in the revenue multiples (based on enterprise value to 2007 forward revenue estimates) (“2007 Revenue Multiples”) for the public company comparables used in the January 2007 Preliminary Estimate. This provided the Company with substantial comfort that the 22% discount rate was both appropriate and reasonable.
     After concluding that a 22% discount rate was appropriate, the Company applied that discount rate to the January 2007 Preliminary Valuation to reach a range of between [**].
     C. Method 3: Guided Public Company Method: Increasing the August Valuation based on Market Changes
Finally, the Company considered the August Valuation in the light of changes in other public comparable multiples (price/earnings) during the period from August to October 2006. In particular, the Company treated the August Valuation as creating the market value of the
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 C.F.R. § 200.83 and submitted separately with the Securities and Exchange Commission.

Securities and Exchange Commission
March 1, 2007
Page Seventeen
Common Stock and then reviewed the 2007 price to earnings multiples (“2007 P/E Multiples”) for the Original Comparables to determine what, if any, changes should be applied to this created market value. The original August Valuation resulted in a common value per share of $3.40 and $3.75 before consideration of a discount for lack of marketability or scenario weighting. After changing the assumptions relating to the discount for lack of marketability (changed to 8%) and the allocation between the IPO scenario and sale /merger scenario (changed to 100% IPO and 0% sale/merger) as set forth in the Model 1 discussion above, the resulting valuation of the Common Stock is $3.45. Once the $3.45 value is derived, the Company applied a 22% increase (the average increase in the 2007 P/E Multiples during the period from August 15, 2006 to October 11, 2006) . The resulting value is $4.21 which is roughly equivalent to the $4.25 that the Company concluded is the appropriate reassessed estimated fair value of the Common Stock.
Included in the table below is a summary of the estimated fair value of the Common Stock as of October 11, 2006 using each of the methodologies described above. In each case, the estimated fair value is based on midpoints in the range.

METHOD	VALUE
METHOD 1: Updating the August Valuation		$3.70
METHOD 2: Discounting the January 2007 Preliminary Estimate	$	[**]	*
METHOD 3: Increasing the August Valuation based on market-driven changes		$4.21

*	$[**] using the alternative 2007 Revenue Multiple approach. The Company considered, but rejected for simplicity in modelling, applying a discount for lack of marketability to this $[**] value.
We believe, based on this data, that an estimated fair value of $4.25 is appropriate and reasonable for the option grants made on October 11, 2006.
2. Reassessing the Estimated Fair Value as of December 11, 2006
With respect to the reassessed estimated fair value of the Company’s Common Stock as of December 11, 2006, the Company again applied the same methodologies the Company had used in reassessing the estimated fair value as of October 11, 2006 and additionally considered the implied value of the Common Stock based on a conversion of the Series D convertible preferred stock offering that closed shortly after December 11, 2006 which is described in detail in the February 16th Response Letter.
After reviewing the results of these valuation methodologies for determining the fair value of our Common Stock on December 11, 2006, the Company determined that the appropriate fair value per share of our Common Stock was approximately $5.25 per share.
Detailed descriptions of the Company’s analysis of each of the three methods are described below.
A. Method 1: Updating the August Valuation to December 11, 2006
The Company utilized the August Valuation as a basis for reassessing the estimated fair value of the Company’s Common Stock as of December 11, 2006 by considering the same changes to the assumptions discussed above for the October 11, 2006 valuation. When the Company utilized the VRC model as a basis for computing the December 11, 2006 value and made the adjustments described above for the October 11, 2006 analysis, the Company obtained a valuation of our Common Stock that ranged from approximately $3.85 to $4.30 per share.
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 C.F.R. § 200.83 and submitted separately with the Securities and Exchange Commission.

Securities and Exchange Commission
March 1, 2007
Page Eighteen
The changes to the assumptions from the August Valuation are summarized in the following table:

Assumptions used
for December 11,
	August Valuation	2006 Valuation

Discount for Lack of Marketability	15%	8%
IPO Scenario v. Sale/Merger Scenario	65% IPO 35% Sale/Merger	100% IPO 0% Sale/Merger
Discounted Cash Flow Analysis	No Changes
Comparable Acquisition Analysis	No Changes
Comparable Public Company Market Capitalizations	$231.4M - $246.7M	$365.6M - $389.8M (reflects 58% increase in market capitalizations)
     B. Method 2: Discounting the January 2007 Preliminary Estimate
     As described above, in addition to updating the assumptions in the August Valuation, the Company also reviewed January 2007 Preliminary Estimate and applied a PWER Method to that estimated fair value. The Company determined that the risk-appropriate discount rate to apply to the January 2007 Preliminary Estimate for valuing the Common Stock as of December 11, 2006 was 7% based on both a Capital Asset Pricing Model for comparable companies and the expected rates of return for venture-backed companies applied as a discount. These methodologies produced a range for a risk-appropriate discount rate as summarized in the following table:

Source	Indicated Average Four Month Discount Rate*

Cambridge Associates LLC, U.S. Venture Capital Index® And Selected Benchmark Statistics (September 30, 2006) based on the Equal Weighted Pooled Mean Net to LPs (%) Median over 1994-1998 (latest period in which full distribution to LPs has occurred)	19.6%
Plummer, James L., QED Report on Venture Capital Financial Analysis (Palo Alto: QED Research, Inc., 1987) late stage companies	11.6%
Weighted Average Cost of Capital for Comparable Companies, assuming marginal tax rate of 35%, interpolated twenty year U.S. Treasury of 4.68% and equity market risk premium of 7.4% (source: Bloomberg and Ibbotson) and a 6.0% cost of debt	5.6%
*The January 2007 Preliminary Estimate was a valuation of the Company as if the Company were public. Because the Company anticipated completing its public offering in late March or early April 2007, it has applied a four month discount factor to reach the appropriate valuations as of December 11, 2006.
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 C.F.R. § 200.83 and submitted separately with the Securities and Exchange Commission.

Securities and Exchange Commission
March 1, 2007
Page Nineteen
Because the Company believed it was still approximately four months away from completing an initial public offering but had already completed the Initial S-1 Filing, as well as the first amendment to the Initial S-1 Filing, the Company concluded that a risk-appropriate discount rate at below the median of the range was appropriate.

After concluding that a 7% discount rate was appropriate, the Company applied that discount rate to the January 2007 Preliminary Valuation to reach a range of between [**]. The Company chose $5.25, [**] as the appropriate valuation.
     C. Method 3: Increasing the August Valuation based on Market Changes
Again the Company considered the August Valuation in the light of changes in other public comparable multiples (price/earnings) during the period from August to December 2006. In particular, the Company again treated the August Valuation as creating a market value for the Common Stock and applied changes in the 2007 P/E Multiples for the period from August 15, 2006 to December 11, 2006. During the period from August 15, 2006 to December 11, 2006 the 2007 P/E Multiples for the Original Comparables increased by an average of 58%. After changing the assumptions relating to the discount for lack of marketability (changed to 8%) and the allocation between IPO and the sale/merger scenario (changed to 100% IPO and 0% sale/merger) as set forth in the Model 1 discussion above, the resulting estimated fair value of the Common Stock is $3.45. Once an increase of 58% (the average increase in the 2007 P/E Multiples during the period from August 15, 2006 through December 11, 2006) is applied to this estimated fair value, the value is $5.45. While the Company realizes that this valuation is slightly higher than the chosen $5.25 valuation, the Company concluded that some of growth in 2007 P/E Multiples was driven by factors outside of the market (strong performance of Original Comparables) and therefore concluded that the $5.25 valuation was still appropriate.

Included in the table below is a summary of the estimated fair value of the Common Stock as of December 11, 2006 using each of the methodologies described above. In each case, the estimated fair value is based on midpoints in the range.

Method	Value
METHOD 1: Updating the August Valuation	$4.08
METHOD 2: Discounting the January 2007 Preliminary Estimate	$[**]
METHOD 3: Increasing the August Valuation based on market-driven changes	$5.45

The Company believes, based on this data as well as the $5.25 implied value of the Series D convertible preferred stock previously described to the Staff, that an estimated fair value of $5.25 is appropriate and reasonable for the option grants made on December 11, 2006.

3.	Rationale for Choosing Public Company Comparables

The Company believes that the public company comparables chosen, including the Original Comparables, are appropriate. VRC and the Company’s underwriters selected the public company comparables to be used in the August Valuation and the January 2007 Preliminary Estimate, respectively. These public company comparables fall into two primary categories — technology comparables and recent IPO companies. Inclusion of each category is relevant for the purposes of estimating the fair value of the Company’s Common Stock.
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 C.F.R. § 200.83 and submitted separately with the Securities and Exchange Commission.

Securities and Exchange Commission
March 1, 2007
Page Twenty
Technology Comparables. Both VRC and the Company’s underwriters selected companies that were similar to the Company both in terms of technology and size [**]. Additionally, VRC also selected companies that were substantially larger than the Company but also sold technology similar to the Company technology [**]. Similarly, the Company’s underwriters selected technology companies that were broadly IP Infrastructure vendors [**].

Recent Communications IPOs. The Company’s underwriters also included within their analysis recent communications company IPOs, in addition to [**] (already discussed above)[**]. VRC could not have included any of these recent communications IPOs within the August Valuation as none of the recent IPOs had occurred before August 15, 2006
     4. Other subjective factors previously provided to the Staff
     As described at the outset of our response to the Staff’s comment, we would like to reiterate that the discussion included in this response is intended to supplement the additional information already provided to the Staff in our Supplemental Letter and in the February 16th Letter. In particular, we described intervening events and growth factors the Company also considered when making particular judgments regarding the value of the Common Stock
4.	Based on your response to the previous comment, we believe that your Critical Accounting Policies and Estimates discussion for stock based compensation should be significantly enhanced to include a discussion of the specific valuation methods used to determine the fair value of the Company’s common stock on October 11, 2006, December 11, 2006 and January 17, 2007 as well as any option grants through the date of your response. For any options granted after December 31, 2006, include a discussion of the expected financial impact of such options.

The disclosure has been revised on pages 46 and F-17 - F-18 in response to the comment.
5.	When your estimated IPO price range is included in your registration statement, revise your disclosure to include the fair value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement and for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option up through December 31, 2006.

The Company confirms that it will revise its disclosure to provide the requested information when the estimated price range is included in the registration statement.
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 C.F.R. § 200.83 and submitted separately with the Securities and Exchange Commission.

Securities and Exchange Commission
March 1, 2007
Page Twenty-One
6.	We note your response letter dated January 26, 2007, which includes the preliminary price estimate from your underwriters as provided to the Company on January 17, 2007. We have considered this estimated price range in conjunction with your responses. Please note that we will continue to review the estimated price range and any changes therewith when filed in your amended Form S-1 and may have further comments with regards to the Company’s stock valuation analysis.

The Staff’s comment is noted and the Company acknowledges that any changes to the price range once included in the registration statement may lead to further comments with regard to the Company’s stock valuation analysis.

Note 17. Subsequent Events (unaudited)

(d) Series D Preferred Stock Financing, page F-36
7.	We note your response to our comment 20 of our letter dated February 23, 2007 where you indicate that if the Series D Preferred Shares were to convert today, based on the assumed fair value of the common stock of $5.75 per share, the deemed dividend would amount to approximately $2.16 per share. Please provide your calculations to support such amount. Also, assuming the conversion will result in a material reduction in earnings applicable to common shareholders, please revise to include pro forma earnings per share for the latest year and interim period giving effect to the conversion of Series D preferred stock.

The Company respectfully direct the Staff’s attention to the fact that the deemed dividend was incorrectly stated in its letter dated February 16, 2007.

The following example illustrates the calculation of deemed dividend per share of Series D convertible preferred stock assuming an IPO price of i) $2.50 and ii) $10.00.
•	At an IPO price of the Common Stock at $2.50 per share, one share of Series D convertible preferred stock would be convertible into 2.0928 shares of Common Stock (or $3.27 / ($2.50 x 62.5%)). As of December 31, 2006, the Company had 1,993,195 shares of Series D preferred stock outstanding. In this example these shares would have converted into 4,171,358 shares of Common Stock.

Fair value per share received ($2.50 x 2.0928) $5.232 Conversion price per share $3.27 Deemed dividend per share of Series D preferred stock converted ($5.232 — $3.27) $1.962
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 C.F.R. § 200.83 and submitted separately with the Securities and Exchange Commission.

Securities and Exchange Commission
March 1, 2007
Page Twenty-Two
•	At an IPO price of the Common Stock at $10.00 per share, one share of Series D convertible preferred stock would be convertible into 0.5232 shares of Common Stock (or $3.27 / ($10.00 x 62.5%)). As of December 31, 2006, the Company had 1,993,195 shares of Series D preferred stock outstanding. In this example these shares would have converted into 1,042,840 shares of Common Stock.

Fair value per share received ($10.00 x 0.5232) $5.232 Conversion price per share $3.27 Deemed dividend per share of Series D preferred stock converted ($5.232 — $3.27) $1.962
In conclusion, at a Qualified IPO the Series D convertible preferred stock will become subject to automatic conversion. At such an event, the holders of Series D convertible preferred stock will, as illustrated above, always receive a deemed dividend attributable to the contingent beneficial converstion feature of $1.962 per share.

The Company has revised the disclosure on page F-30 to provide that an automatic conversion of the 1,993,195 shares of Series D convertible preferred stock outstanding as of December 31, 2006 would have resulted in a deemed dividend in the aggregate amount of approximately $3.9 million.

The number of shares of Common Stock to be issued upon a Qualified IPO is directly related to the IPO price of the Common Stock. For this reason, the Company will incorporate pro forma earnings per share giving effect to the conversion of the Series D convertible preferred stock once the estimated IPO price range is included in its registration statement.
Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103 or to Tom Kennedy at (650) 843-5132.
Sincerely,
/s/ James F. Fulton, Jr.
James F. Fulton, Jr.
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 C.F.R. § 200.83 and submitted separately with the Securities and Exchange Commission.

Securities and Exchange Commission
March 1, 2007
Page Twenty-Three
EXHIBIT A
STOCK OPTIONS AND AWARDS GRANTED
FROM 10/1/2006 TO 2/25/2007

						Fair Value
			Type			of	Option
		Grant	of		Shares	Common	Exercise
ID	Number	Date	Option	Shares	Subtotal	Stock	Price
55379	00001449	1/17/2007	ISO	5,000		$5.75	$5.75
55362	00001450	1/17/2007	NQ	800		$5.75	$5.75
55366	00001451	1/17/2007	NQ	1,200		$5.75	$5.75
55364	00001454	1/17/2007	NQ	800		$5.75	$5.75
55369	00001455	1/17/2007	NQ	1,000		$5.75	$5.75
55365	00001453	1/17/2007	NQ	1,200		$5.75	$5.75
55367	00001452	1/17/2007	NQ	1,000		$5.75	$5.75
	00001456	1/17/2007	NQ	12,000		$5.75	$5.75
55378	00001458	1/17/2007	NQ	113,706		$5.75	$5.75
55378	00001457	1/17/2007	ISO	36,294	173,000	$5.75	$5.75
55357	00001443	12/11/2006	ISO	10,000		$5.25	$3.09
55391	00001444	12/11/2006	ISO	5,000		$5.25	$3.09
55373	00001445	12/11/2006	ISO	15,000		$5.25	$3.09
55372	00001446	12/11/2006	ISO	10,000		$5.25	$3.09
55350	00001448	12/11/2006	NQ	5,000		$5.25	$3.09
	00001447	12/11/2006	NQ	8,000	53,000	$5.25	$3.09
55144	00001370	10/11/2006	ISO	1,500		$4.25	$3.09
55265	00001371	10/11/2006	ISO	10,000		$4.25	$3.09
55289	00001372	10/11/2006	ISO	8,000		$4.25	$3.09
55120	00001373	10/11/2006	ISO	3,000		$4.25	$3.09
55345	00001374	10/11/2006	ISO	5,000		$4.25	$3.09
55346	00001375	10/11/2006	ISO	15,000		$4.25	$3.09
55281	00001376	10/11/2006	NQ	800		$4.25	$3.09
55278	00001377	10/11/2006	NQ	800		$4.25	$3.09
55272	00001378	10/11/2006	NQ	800		$4.25	$3.09
55280	00001379	10/11/2006	NQ	1,200		$4.25	$3.09
55276	00001380	10/11/2006	NQ	1,000		$4.25	$3.09
55271	00001381	10/11/2006	NQ	1,200		$4.25	$3.09
55275	00001382	10/11/2006	NQ	1,000		$4.25	$3.09
55268	00001383	10/11/2006	NQ	1,200		$4.25	$3.09
55274	00001384	10/11/2006	NQ	1,200		$4.25	$3.09
55279	00001385	10/11/2006	NQ	1,200		$4.25	$3.09
55277	00001386	10/11/2006	NQ	1,000		$4.25	$3.09
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 C.F.R. § 200.83 and submitted separately with the Securities and Exchange Commission.

Securities and Exchange Commission
March 1, 2007
Page Twenty-Four

						Fair Value
			Type			of	Option
		Grant	of		Shares	Common	Exercise
ID	Number	Date	Option	Shares	Subtotal	Stock	Price
55273	00001387	10/11/2006	NQ	800		$4.25	$3.09
55297	00001388	10/11/2006	NQ	1,000		$4.25	$3.09
55314	00001389	10/11/2006	NQ	1,200		$4.25	$3.09
55298	00001390	10/11/2006	NQ	1,000		$4.25	$3.09
55270	00001391	10/11/2006	NQ	1,000		$4.25	$3.09
55322	00001392	10/11/2006	NQ	800		$4.25	$3.09
55323	00001393	10/11/2006	NQ	800		$4.25	$3.09
55305	00001394	10/11/2006	NQ	800		$4.25	$3.09
55326	00001395	10/11/2006	NQ	800		$4.25	$3.09
55336	00001396	10/11/2006	NQ	800		$4.25	$3.09
55320	00001397	10/11/2006	NQ	1,000		$4.25	$3.09
55331	00001398	10/11/2006	NQ	1,200		$4.25	$3.09
55333	00001399	10/11/2006	NQ	1,000		$4.25	$3.09
55337	00001400	10/11/2006	NQ	1,000		$4.25	$3.09
55324	00001401	10/11/2006	NQ	1,200		$4.25	$3.09
55225	00001402	10/11/2006	NQ	1,200		$4.25	$3.09
55327	00001403	10/11/2006	NQ	1,200		$4.25	$3.09
55328	00001404	10/11/2006	NQ	1,200		$4.25	$3.09
55329	00001405	10/11/2006	NQ	1,200		$4.25	$3.09
55330	00001406	10/11/2006	NQ	1,200		$4.25	$3.09
55334	00001407	10/11/2006	NQ	1,200		$4.25	$3.09
55335	00001408	10/11/2006	NQ	1,200		$4.25	$3.09
55338	00001409	10/11/2006	NQ	1,200		$4.25	$3.09
55340	00001410	10/11/2006	NQ	1,200		$4.25	$3.09
55339	00001411	10/11/2006	NQ	1,200		$4.25	$3.09
55263	00001412	10/11/2006	NQ	5,000		$4.25	$3.09
50118	00001413	10/11/2006	NQ	25,000		$4.25	$3.09
50128	00001414	10/11/2006	NQ	20,000		$4.25	$3.09
50142	00001415	10/11/2006	NQ	20,000		$4.25	$3.09
50181	00001416	10/11/2006	NQ	20,000		$4.25	$3.09
50158	00001417	10/11/2006	NQ	20,000		$4.25	$3.09
50157	00001418	10/11/2006	NQ	20,000		$4.25	$3.09
50189	00001419	10/11/2006	NQ	25,000		$4.25	$3.09
50256	00001420	10/11/2006	NQ	30,000		$4.25	$3.09
50200	00001421	10/11/2006	NQ	20,000		$4.25	$3.09
50223	00001422	10/11/2006	NQ	20,000		$4.25	$3.09
50262	00001423	10/11/2006	NQ	17,500		$4.25	$3.09
50263	00001424	10/11/2006	NQ	17,500		$4.25	$3.09
51042	00001425	10/11/2006	ISO	30,000		$4.25	$3.09
51019	00001426	10/11/2006	ISO	30,000		$4.25	$3.09
51017	00001427	10/11/2006	ISO	30,000		$4.25	$3.09
51029	00001428	10/11/2006	ISO	25,000		$4.25	$3.09
51016	00001429	10/11/2006	ISO	30,000		$4.25	$3.09
51005	00001430	10/11/2006	ISO	20,000		$4.25	$3.09
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 C.F.R. § 200.83 and submitted separately with the Securities and Exchange Commission.

Securities and Exchange Commission
March 1, 2007
Page Twenty-Five

						Fair Value
			Type			of	Option
		Grant	of		Shares	Common	Exercise
ID	Number	Date	Option	Shares	Subtotal	Stock	Price
90023	00001431	10/11/2006	NQ	50,000		$4.25	$3.09
51018	00001432	10/11/2006	ISO	30,000		$4.25	$3.09
51071	00001433	10/11/2006	ISO	20,000		$4.25	$3.09
51002	00001434	10/11/2006	ISO	30,000		$4.25	$3.09
55153	00001435	10/11/2006	ISO	30,000		$4.25	$3.09
51049	00001436	10/11/2006	ISO	40,000		$4.25	$3.09
51015	00001437	10/11/2006	ISO	25,000		$4.25	$3.09
55002	00001438	10/11/2006	ISO	30,000		$4.25	$3.09
51023	00001439	10/11/2006	ISO	30,000		$4.25	$3.09
51045	00001440	10/11/2006	ISO	30,000		$4.25	$3.09
51054	00001441	10/11/2006	ISO	17,500		$4.25	$3.09
51065	00001442	10/11/2006	ISO	17,500	855,300	$4.25	$3.09

		TOTALS		1,081,300	1,081,300

[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 C.F.R. § 200.83 and submitted separately with the Securities and Exchange Commission.